

May 18, 2012

Via E-mail
Bradley T. Zimmer, Esq.
Chief Operating Officer and General Counsel
Remark Media, Inc.
Six Concourse Parkway
Suite 1500
Atlanta, GA 30328

>   **Re: Remark Media, Inc.**
>   **Amendment No. 1 to Form S-4**
>   **Filed May 8, 2012**
>   **File No. 333-180570**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated May 1, 2012. Please revise your disclosure throughout your registration statement to clarify the maximum and minimum number of shares of Remark Media common stock (i) issuable upon conversion of all of the outstanding securities of Banks.com, (ii) issuable to Mr./Mrs. O'Donnell upon conversion of the Note, the Warrant and Banks.com's preferred stock and (ii) issuable upon conversion of Banks.com's common stock. As currently drafted, it is unclear whether the maximum number of shares to be issued in the merger applies only to common stockholders or all securityholders. For example, in your introduction, you state that the "actual number of common shares issued to the Banks.com common securityholders will be adjusted downward from 702,784 shares" based on the working capital adjustment. Based on your disclosure on page two of your registration statement, it appears that 702,784 is the maximum number of shares of Remark Media common stock issuable to all securityholders in the merger, rather than just common stockholders.

2. Furthermore, as requested in comment 1 of our letter dated May 1, 2012, please disclose throughout the proxy statement/prospectus, and not just in the tables on pages 10, 69 and 77, the range of the number of Remark Media common shares that common stockholders of Banks.com will receive on a per share basis,.

Summary, page 7

The Companies, page 7

3. For each company, please disclose the amount of revenues and net income (loss) for the last fiscal year and most recent interim period. Also discuss each company's level of operations and liquidity. In this regard, we note disclosure under the description of the fairness opinion that Banks.com had experienced serious reversals in revenues and its liquidity position was becoming severely strained. In addition, you disclose that Remark Media had no significant business operations, its only asset was a minority equity interest in a private company, Sharecare, and it had recently raised $4.25 million in equity and was actively seeking to acquire established business operations.

Opinion of the Banks.com Financial Advisor, page 11

4. Please disclose the amount paid to American ValueMetrics.

Risk Factors, page 20

Remark Media and Banks.com executive officers…, page 21

5. Please expand this disclosure to discuss Mr. O'Donnell's specific interests in the merger.

Background of the Merger, page 50

6. You discuss several strategic alternatives that Banks.com explored in late 2011 and early 2012. In at least two instances Banks.com terminated negotiations because it believed the valuations were low. Please clarify whether management or the board of directors decided to terminate negotiations in regard to these strategic transactions, and whether the board created a special committee to evaluate these transactions. Please disclose the preliminary valuations you rejected from the financial investors that approached you in October 2011 and January 2012, respectively.

7. Please discuss the open merger agreement terms and key issues discussed in January and February 2012 between the companies and each company's board or special committee.

8. Please clarify whether the Special Committee of Banks.com recommended that the board of directors of Banks.com approve the merger agreement.

9. Please discuss whether the Special Committee considered engaging a financial advisor prior to approving the merger agreement.

10. Please discuss whether the Special Committee considered any alternatives to combining the companies following its formation. If so, please disclose the alternatives and conclusions drawn by the committee.

11. Please disclose why the Special Committee rejected Mr./Mrs. O'Donnell's proposal with respect to the allocation of the merger consideration.

Banks.com's Reasons for the Merger, page 55

12. Please revise your disclosure under the reasons for the merger to more fully convey to stockholders reasons for Banks.com merging at this time, with Remark Media in particular, and on the agreed terms. Specifically discuss the Special Committee's consideration of the following:
   • Remark Media's recent results of operations, including its net loss,
   • strategic alternatives,
   • impact of the combination on customers and employees,
   • management's ongoing role with the combined company, and
   • the terms of the merger consideration to be received by Mr. O'Donnell.

   These are just examples.

Opinion of the Banks.com Financial Advisor, page 56

13. We note your response to comment 12 of our letter dated May 1, 2012. Please revise your disclosure regarding American ValueMetrics' opinion to explain in concise and understandable language what American ValueMetrics did and how the analyses and conclusions are relevant to the common stockholders of Banks.com. In general, please avoid overly technical language and jargon.

14. As requested in comment letter of our letter dated May 1, 2012, please explain why Banks.com did not request its financial advisor to opine on the fairness of the consideration to holders of the Banks.com common stock. Discuss what weight and consideration the board of directors of Banks.com gave to the fairness opinion from American ValueMetrics in light of the limitations of the opinion. Explain how American ValueMetrics' fairness opinion meets the condition to the merger that the Banks.com board of directors receive an opinion from American ValueMetrics that the merger consideration is fair, from a financial point of view, to the holders of Banks.com common stock.

15. We note your disclosure on page 57 that American ValueMetrics performed a "conventional valuation" on Banks.com that confirmed that the intrinsic value of Banks.com's common stock was greater than its market price. Please clarify whether this conventional valuation is the primary valuation American ValueMetrics used to determine Banks.com relative valuation for purposes of rendering the fairness opinion or was it merely used to confirm that intrinsic value was the best basis for determining Banks.com's parity with Remark Media.

16. We note your statement that American ValueMetrics' did not perform "certain analyses that it customarily would have" in connection with the fairness opinion. Please disclose the customary analyses that were not performed.

17. We note that American ValueMetrics used the Market Value of Invested Capital ("MVIC") to value Banks.com's outstanding equity. Please disclose the basis for selecting this valuation methodology. Please describe MVIC and how it differs from other valuation methodologies, such as discounted cash flow. In addition, please disclose the basis for the weight ascribed to each calculation in the table on page 59.

18. Please move the balance sheet on page 60 to the end of this section and replace it with a narrative discussion of the adjustments made by American ValueMetrics to the balance sheet as a result of the integration of MVIC, including to Banks.com's intangible assets. Please discuss how capitalization rate and the multiplier were used to determine Banks.com's valuation.

19. Please disclose American ValueMetrics' basis for using the actual closing price on February 27, 2012 for valuation.

20. Please move the balance sheet on page 62 to the end of this section and replace it with a narrative discussion of the adjustments made by American ValueMetrics to the balance sheet, including adjustments made to goodwill.

21. Please move the tables "Precedent M&A transactions" and "PitchBook Guideline Public Company Data" on page 64 to the end of this section and replace them with narrative disclosure regarding the transactions and public companies that American ValueMetrics relied on to evaluate the fairness of the combination. This disclosure should clearly and concisely explain how American ValueMetrics selected these transactions and companies, what specific financial data it reviewed and compared and the basis it used to determine the transactions and companies were comparable.

       Please contact Brandon Hill, Staff Attorney, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director